Exhibit 99.3
Mahindra Satyam’s growth momentum continues,
Q1 Revenue at $320 million, up 5.2%QoQ, 19.3% YoY
EBITDA grows 18.8% QoQ, margin at 14.6%
Hyderabad, India, Aug 09, 2011: Mahindra Satyam, a leading global Consulting, IT and Business services provider today announced its financial results under Indian GAAP for the first quarter ended June 30, 2011.
Financial Highlights in USD (per Convenience Translation):
•	First Quarter consolidated Revenue was USD 320 million, up 5.2% QoQ, 19.3% YoY
•	EBITDA was at USD 46.9 million, up 18.8% QoQ
•	Margin at 14.6% up 168 bps, from 13.0% in Q4 FY11
•	Profit After Tax was at USD 50.2 million
Financial Highlights for the Quarter ended June 30, 2011:
•	Consolidated Revenue was INR 1,434 crores, up 4.3% QoQ, up 14.9% YoY
•	EBITDA was INR 210 crores, up 17.8% QoQ
•	Profit After Tax was at INR 225.2 crores
•	EPS was at Rs. 1.91
Other Highlights
•	Total headcount at 31,438 as of June 30, 2011, a net addition of 2,172 for the quarter
•	Attrition improved to 17% compared to 22% in Q4 FY11
•	Active Customer count at 220
•	Mr. Manish Mehta joins the Company back as Chief Vertical Solutions Officer
Vineet Nayyar, Chairman, Mahindra Satyam, said, “Our results this quarter, demonstrate our progression to the growth phase of our 3 year Transformation Journey. Our relentless focus on market growth and margin expansion has yielded satisfactory results for yet another quarter. We are reasonably confident that we would capitalize on this momentum. However, turbulent macro-economic conditions can pose challenges to the business environment for the outsourcing industry”.

Speaking at the occasion, CP Gurnani, CEO, Mahindra Satyam, said, “Our Customer Centricity Initiatives geared towards co-innovation and comprehensive solutions are yielding good results. The success of these initiatives is reflected in the visible growth from our Top 100 customers this quarter. Our M-Cube initiative which leverages the Mahindra eco-system, is a key differentiator and synergies within the group are helping our growth engine in areas such as Enterprise Mobility and Engineering Services. While our Investments in the US region are yielding results, our traction in Emerging economies is also very robust. ”
Key Wins
•	Mahindra Satyam was engaged by a global Technology major to define a roadmap for their Enterprise Mobility Strategy
•	Won a multi-year, managed services engagement with one of the leading global Oil and Gas majors
•	Mahindra Satyam was selected as a IT Services vendor by a Fortune 500 retailer based in US
Operational Highlights
•	Announced Global Strategic Alliance with MasterCard, for setting up COE for testing in Malaysia.
•	Inaugurated Smart Grid Customer Demonstration Center (CDC) at Hyderabad campus in collaboration with Schneider Electric India to work on simulating Micro-grid technologies
•	Announced Strategic agreement with Saab AB to establish Saab’s India Technology Center (SITC) to provide a secure platform and facilitate development of Aerospace & Defence projects.
•	Announced divesting of shares in S&V Management Consultants, a subsidiary of Satyam Belgium.
Partnerships
Joined GENIVI Alliance, an automotive and consumer electronics industry association which drives the development and adoption of an open In-vehicle Infotainment (IVI) reference platform.
References and Recognition
•	TPI has featured Mahindra Satyam in their list for APAC Top 5 service providers by TCV for H1 of this year
•	Won the award in the “Overall Best IT Project / Most Technologically Challenging” category — PC Quest Best IT Implementation Awards 2011

About Mahindra Satyam
Mahindra Satyam is a leading global business and information technology services company that leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance.
The company’s professionals excel in enterprise solutions, supply chain management, client relationship management, business intelligence, business process quality, engineering and product lifecycle management, and infrastructure services, among other key capabilities.
Mahindra Satyam is part of the $12.5 billion Mahindra Group, a global federation of companies and one of the top 10 business houses based in India. The Group’s interests span automotive products, aviation, components, farm equipment, financial services, hospitality, information technology, logistics, real estate and retail.
Mahindra Satyam development and delivery centres in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations.
For more information, see www.mahindrasatyam.com
Follow us on Twitter: http://twitter.com/mahindra_satyam
For clarifications, write to us at: MediaRelations@mahindrasatyam.com
Safe Harbor
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Mahindra Satyam undertakes no duty to update any forward-looking statements.
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Q1FY12 Financial Summary

	(in INR millions)
			Q/Q	% to
Consolidated P&L Summary	Q1FY12	Q4FY11	Growth	Revenue
Income	14,339	13,753	4.3%	100.0%
Employee Expenses	9,301	9,041	2.9%	64.9%
Sub con expenses	834	886	-5.8%	5.8%
Total Personnel Expenses	10,136	9,927	2.1%	70.7%
Personnel expenses as % to Revenue	70.7%	72.2%
Operating Expenses	2,104	2,043	3.0%	14.7%
EBITDA (before exceptional items)	2,100	1,783	17.8%	14.6%
EBIDTA Margins	14.6%	13.0%
Other Income	1,009	1,024	-1.5%	7.0%
Depreciation / Amortisation	380	443	-14.2%	2.7%
Interest and Financing Charges	45	24
Exceptional Items	0	5,715
PBT After exceptional items(after Minority Interest)	2,677	-3,385		18.7%
Provision for Tax	426	-115
PAT After exceptional items(after Minority Interest)	2,252	-3,270		15.7%
EPS	1.91	-2.78

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